Mail Stop 3561

September 30, 2009

David W. Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **Form 10-Q for Quarterly Period Ended March 31, 2009**
> **Filed April 30, 2009**
> **Form 10-Q for Quarterly Period Ended June 30, 2009**
> **Filed July 30, 2009**
> **File No. 001-15891**

Dear Mr. Crane:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 6 – Selected Financial Data, page 67

1. Explain to us and disclose in a footnote to the table how you calculated your liquidity position as of December 31, 2008. In addition, explain your basis for including counterparty deposits in your liquidity position when you disclose management intends to limit the use of these funds.

2. With a view toward increased transparency, revise the operating revenue table to present revenue from trading activities separately. We understand this information could be determinable from other disclosures within your document.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Business Environment, page 72

3. Please explain to us and revise to summarize the changes in power prices for each major market where you operate. We understand that you hedge your revenue and fuel costs, however, we assume significant increases in power price volatility impact the cost of hedging. Furthermore, power prices directly impact the value of your plants.

Results of Operations, page 75

4. Explain to us the factors which necessitated the need for the $23 million impairment charge to restructure the distressed investments in commercial paper and revise your disclosure accordingly.

Liquidity and Capital Resources, page 110

5. Revise your disclosure to discuss the affect on you of a downgrade in your credit rating, including for example, the impact on your energy contracts that require the posting of collateral or allow for early counterparty termination.

6. We note the separate classification on the balance sheet of funds deposited by counterparties totaling $754 million as of December 31, 2008. Please disclose any material restrictions with regard to the use of these funds on your liquidity.

Contractual Obligations and Commercial Commitments, page 118

7. Explain if your other non-current liabilities on the balance sheet are reflected in the recorded contractual obligations table, if not, please revise.

Critical Accounting Policies and Estimates, page 121

8. Please explain to us if you considered providing critical accounting policies
    related to your postretirement and other benefit obligations, and your nuclear
    decommissioning trust liability. To the extent you decide to enhance your critical
    accounting policy discussion for these items, please include a sensitivity analysis
    of the significant assumptions or any other quantitative information to the extent
    that is material to the understanding of the assumptions. In this regard, you
    should address the questions that arise once the critical accounting estimate or
    assumption has been identified, by analyzing, to the extent material, such factors
    as to how you arrived at the estimate, how accurate the estimate/assumption has
    been in the past, how much the estimate/assumption has changed in the past, and
    whether the estimate/assumption is reasonably likely to change in the future. For
    additional guidance, refer to Item 303 of Regulation S-K as well as section five of
    the Commission's Interpretive Release on Management's Discussion and
    Analysis of Financial Condition and Results of Operation which is located on our
    website at: http://www.sec.gov/rules/interp/33-8350.htm.

9. Revise your disclosure to include a sensitivity analysis of the significant
    assumptions with respect to fair valuing your derivative financial instruments. In
    this regard, we note your disclosure on page 120 that future market prices could
    vary from those used in recording assets and liabilities from energy trading and
    marketing activities and such variations could be material. More context could be
    provided by disclosing and quantifying the impact that could result given the
    range of reasonably likely outcomes of, for example, a percentage increase or
    decrease in future market prices.

Item 7A – Quantitative and Qualitative Disclosure about Market Risk, page 126

Credit Risk, page 128

10. You indicate on page 129 that you have heightened your management and
    mitigation of counterparty credit risk by using credit limits, netting agreements,
    collateral thresholds, volumetric limits and other mitigation measures, where
    available as a result of the economic downturn experienced in the latter part of
    2008. Please revise your disclosure to elaborate upon the steps you have taken to
    manage your credit exposure.

Item 9A- Controls and Procedures, page 130

Changes in Internal control over Financial Reporting, page 130

11. We note your indication that, other than as described below, there were no
    changes in your internal control over financial reporting identified that occurred
    in the fourth quarter of 2008. Rather than state that there were no changes other

than those described below, please state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.

Consolidated Balance Sheets, page 138

12. We note funds deposited by counterparties were classified as a current asset on your consolidated balance sheets. In this regard, we assume the underlying contracts do not extend beyond one year. If not, please explain in detail why you did not classify a portion of the margin or deposit amounts as a long-term asset to match the classification of the fair value of the related contracts. Please advise, or revise.

Note 2 – Summary of Significant Accounting Policies, page 142
Intangible Assets, page 144

13. Please explain for us and revise your disclosure to clarify if you perform a lower of cost or market analysis on your *purchased* emission allowances when reclassified to held-for- sale. In addition, please clarify if the gains on sale of the emission allowances relate solely to amounts transferred to held-for-sale.

14. Please advise or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SoP no. 96-1.

Goodwill, page 145

15. Please explain to us and summarize how you determine the fair value of your Texas reporting unit. In this regard, please explain if you factor into your analysis hedging strategies that could affect assumptions with regard to revenue growth, margins, and costs in your cash flow projections.

16. Please provide to us a summary of your Step 1 results from your annual goodwill impairment test and include a comparison of the fair value of your Texas reporting unit to your market capitalization, as represented by NRG Texas, and further explain the underlying reasons for the difference. Lastly, please revise your future critical accounting policy discussion to provide a meaningful sensitivity analysis regarding future possible changes in the more significant assumptions used to determine the fair value of your NRG Texas reporting unit.

Asset Retirement Obligations, page 148

17. Explain to us the reason for the significant cash flow revision to the asset retirement obligations in 2008 as shown in the asset retirement obligations rollforward table.

Note 4 – Fair Value of Financial Instruments, page 157

Recurring Fair Value Measurements, page 158

18. We read your disclosure on page 160 indicating that the majority of your contracts are valued using prices provided by external sources. We also note that the majority of your derivative assets and liabilities were classified as level 2 in your fair value hierarchy. Please explain how you determined these derivative assets and liabilities were appropriately classified as level 2 in your fair value hierarchy. In this regard, to the extent observable data was not present with respect to the derivative instruments valued by the broker, please explain how you concluded level 2 classification was appropriate. Please see paragraph 28 of SFAS no. 157.

19. Please explain to us and expand your disclosure to indicate management's consideration of the following with regard to the pricing obtained from the external brokers:

   - Whether the broker is willing and able to trade at the quoted price.
   - If the broker quotes are based on an active market, or an inactive market.
   - The extent to which brokers are utilizing a particular model if pricing is not readily available.

Note 6 – Nuclear Decommissioning Trust Fund, page 167

20. In your letter to the Staff dated June 4, 2007 you agreed to provide the disclosures required by SFAS no. 115 as they relate to your nuclear decommissioning trust fund assets. Please revise to include the disclosures required by SFAS no. 115.

21. Please explain to us the regulatory requirements with respect to the investment oversight of the NDT assets. In this regard, we assume a trustee is responsible for managing the trust funds; if our assumption is incorrect, please clarify. If correct, explain how you still maintain the intent and ability to retain investments which may be in an unrealized loss position. Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months. If you have not taken an other than temporary impairment charge, please explain why not. See SAB Topic 5M.

Note 12 –Benefit Plans and Other Postretirement Benefits, page 178

22. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you

should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 23 - Environmental Matters, page 211

23. Please explain in detail why you labeled your future estimated environmental capital expenditures of $1.2 billion as *unaudited*, or revise. In this regard, SAB Topic no. 5-Y requires the disclosure of future costs related to environmental compliance.

Signatures

24. Form 10-K requires the annual report to be signed by the registrant <u>and</u> on behalf of the registrant by its principal executive officer, principal financial officer and principal accounting officer and a majority of the board of directors in their capacity as such. Refer to Form 10-K and General Instruction D(2)(a). Currently, it appears that your principal financial officer and principal accounting officer have signed the Form 10-K on behalf of the registrant and not in their respective capacities. Therefore, please confirm whether your principal financial officer's and principal accounting officer's signatures are intended to comply with both requirements set forth in General Instruction D(2)(a), and please ensure that going forward an authorized officer of the registrant signs on behalf of the registrant and that the principal executive officer, principal financial officer and principal accounting officers sign in their capacity as such, along with a majority of the board of directors.

Exhibits 31.1, 31.2 and 31.3

25. Please revise the certifications filed as Exhibits 31.1, 31.2 and 31.3 to conform with the language included in Item 601(b)(31) of Regulation S-K. We note that you have changed the word "us" to "the Company" in paragraphs 4(a), (b) and (c).

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 10 – Directors, Executive Officers and Corporate Governance, page 2

26. We note several instances where you do not discuss a director or executive officer's business experience for the past five years, other than his or her position as a director of NRG Energy. Specifically, we note the following:

- There is no discussion of Mr. Cosgove's business experience from September 2002 to the present,

- There is no discussion of Mr. Hantke's experience from January 2006 to the present,

- There is no discussion of Mr. Luterman's experience from October 2007 to the present,

- There is no discussion of Mr. Young's experience from July 2003 to the present,

- You do not provide the time periods that Mr Gutierrez served in the positions you list for his business experience prior to March 2008,

- You do not disclose when Mr. Howell joined NRG, nor the date upon which he ceased serving as the President of Dominion Energy Clearinghouse,

- You do not disclose Mr. Howell's business experience for the required time period preceding March 2008,

- You do not disclose the time period that Mr. Murphy served as the partner in charge of the energy practice at Hunton and Williams, and

- You do not disclose the time periods for Ms. Wilson's business experience prior to joining you in September 2008.

In the event that a registrant was retired during the respective time period, please state so. Refer to Item 401(e) of Regulation S-K.

Item 11 – Executive Compensation, page 12

Annual Incentive Compensation, page 16

NEO Weighted Performance Criteria (%), page 17

27. We note the table at the top of page 17 that sets forth the weight of each performance criterion applied in determining each NEO's Annual Incentive Compensation. Please expand your disclosure to briefly discuss why and how you chose the specific weighting you applied to each NEO. In this regard, we note your general description in the second and third paragraphs of page 16, but it does not appear that you describe how these concepts were individually applied in determining performance criterion weighting for each NEO.

AIP Targets and Calculation, page 17

28. We note that you have quantified certain of your 2008 Performance Criteria, which you identify on page 16, such as Consolidated Adjusted Free Cash Flow and Consolidated Adjusted EBITDA. However, it does not appear that you provide quantified information for all of your targets that have objective performance goals associated with them, such as Regional Adjusted EBITDA. In this regard, please revise to provide these targets and generally clarify which of your 2008 Performance Criteria are subject to objective versus subjective goals.

Form 10-Q for the Quarterly Period Ended March 31, 2009

General

29. Please address the above comments regarding your Form 10-K to the extent they are applicable to your Form 10-Q for the quarterly period ended March 31, 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 3 - Business Acquisition, page 15

30. We note you novated certain in-the-money trades with Merrill Lynch. Please summarize for us how you were previously accounting for these trades. Tell us how the novation agreement with Merrill Lynch affected the accounting for these trades. In this regard, please advise why you are still recording realized and unrealized gains/losses on these novated trades.

31. We note you recognized a $31 million non-cash gain on the settlement of a pre-existing relationship with Reliant Energy. Please explain to us how the settlement gain was measured. Further, tell us if there were any stated settlement provisions in the contract that provided a remedy to Reliant Energy in the event of a change in control.

32. Please tell us your process for identifying all acquired intangible assets. Further, please advise why trade names are being amortized on a straight-line basis over 15 years.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3254 or in his absence Donna Di Sivlio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director